                                                                                Exhibit 99.1

ELBIT MEDICAL IMAGING LTD. ANNOUNCES RESULTS OF A PRIVATE ISSUANCE OF DEBENTURES IN ISRAEL

Tel Aviv, Israel, February 21, 2006, Elbit Medical Imaging Ltd. (“EMI”) (NASDAQ: EMITF), announced today that it had agreed with Israeli investors to issue NIS 350 million aggregate principal amount of unsecured non-convertible debentures, consisting of two series, to investors in Israel.

The first series will consist of NIS 294 million in principal amount of Series A Debentures, which will bear interest at a rate of 6% per annum and will be linked (principal and interest) to increases to the Israeli consumer price index. The second series will consist of NIS 56 million in principal amount of Series B Debentures, which will bear interest at a rate of LIBOR plus 2.65% per annum, and will be linked (principal and interest) to changes to the representative rate of exchange between the New Israel Shekel and the U.S. dollar. As described more fully below, the interest rate on the Series A and Series B Debentures will be increased until a prospectus is published for the registration of the debentures for trade on the Tel Aviv Stock Exchange. The principal amount of the Series A and Series B Debentures will be repayable in 10 semi-annual equal installments commencing in August 2009 and ending in February 2014. The Series A and Series B Debentures also provide that the debentures will be prepaid by EMI at the option of the trustee or the holders of the debentures, if the securities of EMI are de-listed from trade on the Tel Aviv Stock Exchange and on the Nasdaq National Market jointly.

In addition to the NIS 350 million to be issued to third party Israeli investors, EMI will also issue an additional NIS 44 million in principal amount of Series B Debentures to a subsidiary of EMI.

The debentures will be listed for trade on the “Institutional Retzef” which is a trading system for institutional investors in Israel. The debentures from the two series will not initially be registered for trade on the Tel Aviv Stock Exchange or any other exchange, although EMI has undertaken to use its best efforts to register the two series of debentures for trade on the Tel Aviv Stock Exchange no later than August 30, 2006. So long as the debentures are not registered for trade on the Tel Aviv Stock Exchange EMI has undertaken to do the following: (i) to pay an additional interest at an annual rate of 0.3% until a prospectus is published for the registration of the debentures for trade on the Tel Aviv Stock Exchange; (ii) not to make any distribution (as defined in the Israeli Companies Law of 1999) to its shareholders which does not comply with the profit and solvency tests provided in section 302(a) of the Israeli Companies Law of 1999, unless such distribution is approved at the general meeting of holders of each series of debentures by a unanimous vote of all holders participating in the vote; (iii) to prepay the debentures at the option of the trustee or the holders of the debentures, upon the occurrence of any of the following events: (a) the rating of the debentures in Israel determined by Midroog Ltd. (a credit-rating agency affiliated of Moody’s Investors Services) decreases below Baa2 (which is the equivalent rating of BBB determined by Maalot - The Israel Securities rating Company Ltd an affiliate of Standard & Poor’s); or (b) the holdings of Europe-Israel (M.M.S.) Ltd., the controlling shareholder of EMI, in EMI drops below 25% of EMI’s issued share capital. Such undertakings will be terminated upon the registration for trade of the debentures on the Tel Aviv Stock Exchange.

The Debentures will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an application exemption from the registration requirements. This press release shall not be deemed to be an offer to sell or a solicitation of an offer to buy any of these securities.

About Elbit Medical Imaging Ltd.

EMI's activities are divided into three principal fields: (i) ownership, operation, management, acquisition, expansion and development of commercial and entertainment malls in Europe, primarily in Eastern and Central Europe; (ii) ownership, operation, leasing, management, acquisition, expansion and development of hotels in major European cities and ownership, operation and management of a commercial and entertainment mall in Israel through its subsidiary, Elscint Ltd.; and (iii) research and development in the image guided focused ultrasound activities through its subsidiary, InSightec - Image Guided Treatment Ltd.

Any forward looking statements with respect to EMI's business, financial condition and results of operations included in this release are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward looking statements, including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development and the effect of EMI's accounting policies, as well as certain other risk factors which are detailed from time to time in EMI's filings with the Securities and Exchange Commission including, without limitation, Annual Report on Form 20-F for the fiscal year ended December 31, 2004, filed with the Securities and Exchange Commission on June 30, 2005 and EMI's Registration Statement on Form F-4/A filed with the Securities and Exchange Commission on September 23, 2005.

For Further Information:

Company Contact	Investor Contact
Shimon Yitzhaki	Kathy Price
Elbit Medical Imaging Ltd.	The Global Consulting Group
(972-3) 608-6000	1-646-284-9430
syitzhaki@europe-israel.com	kprice@hfgcg.com